Exhibit 99.1

Oded Gera, Senior Advisor to Rothschild & Co.,

Joins Nano Dimension’s Board of Directors

Sunrise, Florida, April 19, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (3D-Printed Electronics) provider, announced today the appointment of Mr. Oded Gera to the Board of Directors of the Company, effective immediately.

Mr. Oded Gera serves as Senior Global Advisor in Rothschild & Co. Global Advisory. He is the former Chairman and Founder of Rothschild & Co. in Israel. As such, Mr. Gera initiated and was involved in advising Mivtach Shamir on the disposition of its 20.7% stake in Tnuva Food Industries Ltd. to Bright Foods, Israel Electric Corporation in a $1.1 billion financing, Apax Partners on the acquisition of Psagot Investments House, Altice Europe N.V.’s acquisition of a stake in Hot Telecommunications Systems Ltd., Thales Group’s acquisition of CMT Medical Technologies Ltd. and Delek Group’s acquisition of Roadchef Ltd. in the United Kingdom.

Mr. Gera has served as Lord Jacob Rothschild’s Entrepreneur in Residence, as well as an advisor to the board of directors of Robeco Sustainable Private Equity Fund. He also served as a Rabobank representative in Israel. Prior to his service at Rothchild & Co., Mr. Gera was the Chief Executive Officer of The Israel Diamond Exchange, which was subsequently bought by a public company in 1996. Previously, he was the founder and owner of the Oded Gera fashion house, which became a household name in Israel.

Mr. Gera’s other diverse experiences include being the Founder of the International Board of the Israel Philharmonic Orchestra, the Trustee of the Alliance of Religions for Conservation, the President of Europe of Mutual Art and the Chairman of Bat Sheva Dance Company.

Mr. Yoav Stern, Nano Dimension’s Chief Executive Officer, commented, “Oded is an international figure, combining a unique track record as an artist and consumer branding expert with diversified management and business experience topped by a successful career as an investment banking entrepreneur. I am convinced that Oded’s international exposure and networks as a banker, businessman as well as a not-for-profit social activist will add substantial value to our board.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Mr. Gera’s expected contributions to the Company. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)